[LETTERHEAD OF MARGO CARIBE, INC.]

March 17, 2006

VIA FAX (202) 772-9368
AND EDGAR SYSTEM

Mr. Karl Hiller
Ms. Lily Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20459-7010

RE:	Margo Caribe, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 8-K/A
Filed May 5, 2005
File No. 000-15336

Re: Additional Comments on forms 10-KSB filed 03/31/05 and 8-K/A filed on 5/5/2005

Dear Ms. Dang:

On behalf of Margo Caribe, Inc. (“Margo”), this is in response to your letter of December 8, 2005, including additional comments to the referenced reports filed with the Securities and Exchange Commission.

We hereby respond to each item included in your letter, following the same order and reference number as in such letter.

Form 8-K Filed May 5, 2005

Exhibit 99.1

1.
Revise the State-Line Bark & Mulch, Inc. Statement of Income to reflect the portion of depreciation expense attributable to cost of goods sold in its gross profits measure, pursuant to our prior comment 2(b).

United States Securities and Exchange Commission
March 17, 2006

Response:

The depreciation expense related to machinery and equipment used for the production of inventory has been reclassified to cost of sales. This change is included in the face of the Statements of Income and in Note D to the financial statements, in which a table of changes has been included to present all the changes made to previously presented financial statements.

Please refer to Exhibit to Comment #1 for a copy of the restated financial statements of State-Line Bark & Mulch, Inc.

2.
Ensure that the new audit report related to the State-Line Bark & Mulch, Inc. financial statements is correctly dated. We believe audit procedures should have been necessary subsequent to the recent restatement of these financial statements.

Response:

The new audit report is dated November 9, 2005. While some administrative and presentation corrections were performed after that date, those changes do not represent audit procedures. The audit work related to the restated financial statements was completed on November 9, 2005 and, as such, the audit report is dated as of such date. The new date covers the audit procedures performed after May 3, 2005, the date of the original report, in connection with the restatement.

Please refer to Exhibit to Comment #2 for a copy of the restated financial statements of State-Line Bark & Mulch, Inc.

3.
We note that the negative value for checking and savings reported in the financial statements has been reclassified as a liability on the historical column of the pro forma financial statements submitted to us on November 29, 2006; apparently reflecting both a positive cash balances and a new bank overdraft. While the bank overdraft would likely need to be recharacterized as a liability, any positive cash balances should remain in the asset section. The historical information you report should be factual and consistent, regardless of the location in which it is disclosed. Please revise accordingly.

Response:

In the financial statements originally submitted, the independent auditor inadvertently failed to reclassify the overdraft balance to the liabilities portion of the financial statements. In accordance with generally accepted accounting principles, all cash balances with the same bank can be combined and presented in the assets section if there is a positive balance or in the current liabilities section if there is a negative balance. In the restated financials, all balances held with Southeastern Bank were combined and the resulting negative balance was presented in the current liabilities section as a bank overdraft. The remaining cash balance represents cash on hands to be deposited or the petty cash held at the offices, and as such, was presented in the new audited financial statements. The aforementioned changes have also been disclosed in the Note D to the financial statements. Corresponding changes have been made to historical column of the pro forma financial statements.

United States Securities and Exchange Commission
March 17, 2006

Please refer to Exhibit to Comment #3 for a copy of the revised pro forma disclosures.

4.
We have read the explanation provided in point (b) under Note 3 to your Pro Forma Financial Statements, indicating that cash was received from a major stockholder to fund the acquisition, increasing cash by $400,000 and a note payable by $2,600,000. Since you report that cash of $2,600,000 was paid as consideration, and reflect this in your Statements of Cash Flows for the nine months ended September 30, 2004, it would be helpful for you to expand your disclosure to the extent necessary to understand the credit offsetting the $400,000 increase in your balance. We encourage you to contact us by telephone promptly to discuss your proposed resolution, prior to filing your amendment.

Response:

The $400,000 advance received (which increased the cash balance) has been recorded as a note payable to major stockholder in the restated pro forma financial statements presented. In the pro forma financial statements previously submitted, this amount was incorrectly presented as part of the Notes Payable to third parties and the difference recorded in the stockholders equity. In addition, as part of the revision of the previously submitted pro forma financial statements, we noted that the Stockholder Equity section was overstated. As required by generally accepted accounting principles, upon a consolidation of separate financial statements, all equity section of the subsidiary must be eliminated and the consolidated figures represents the equity of the parent.

As a result of such revisions, certain adjustments were made to the notes payable to third parties and to the major stockholder to reconcile the balances reflected in the audited financial statements to the balances as of the acquisition date (which considers payments during the period and the $400,000 advance). In addition, the stockholders’ equity section was adjusted to reflect Margo’s (parent company) net equity, as required by generally accepted accounting principles.

Please refer to Exhibit to Comment #4 for a copy of the revised pro forma disclosures.

United States Securities and Exchange Commission
March 17, 2006

5.
The audited financial statements of State-Line Bark & Mulch, Inc. (separate report) should include error correction disclosures addressing the changes that were necessary to remove the assets and liabilities that were not owned by this entity, to correct the gross profit measures, and any other items necessary to comply with generally accepted accounting principles. This disclosure should include a tabular presentation reconciling the previously reported amounts to the restated amounts. Please ensure that this disclosure includes the specific line items revised; and additionally, total assets, total liabilities and net income. All columnar information within the financial statements reflecting changes from previously reported amounts should have a “restated” label in the column header. Please contact us regarding this matter by telephone of you require further clarification or guidance.

Response:

Note D to the State-Line Bark & Mulch, Inc. audited financial statements discloses all the major changes required under generally accounting principles, as well as other changes requested in your letter. In addition, a tabular presentation has been included within the Note D reconciling the amounts previously reported to the restated amounts and presenting the changes in the major totals of the financial statements such as total assets, total liabilities, and net income.

All columnar information within the financial statements that present changes from previously reported amounts has been labeled “As restated”.

Please refer to Exhibit to Comment #5 for a copy of the restated financial statements of State-Line Bark & Mulch, Inc.

6.
Please file an amendment to your Form 8-K/A, incorporating the disclosure revisions that you proposed in response to our prior comment letter, as well as the additional revisions necessary to address the comments in this letter, as soon as possible.

Response:

Margo will file an amendment to its Form 8-K/A to present the revised unaudited pro forma financial information as of December 31, 2004 and to incorporate the disclosure revisions proposed in your original comment letter, as well as the additional revisions discussed herein.

*****

United States Securities and Exchange Commission
March 17, 2006

If you have any questions on the responses above or need any additional clarification please do not hesitate to contact the undersigned.

Sincerely,

/s/ Luis R. Carrasquillo-Ruiz
Luis R. Carrasquillo-Ruiz, CPA
Senior Vice President and Chief Financial Officer

c: Audit Committee Members

Exhibit to Comments #1, 2 and 5

[LETTERHEAD OF ZENNIE E. SHEAROUSE CPA P.C.]

Financial Statements

of
State Line Bark & Mulch, Inc.
For the Years Ending

December 31, 2004

&

December 31, 2003

[LETTERHEAD OF ZENNIE E. SHEAROUSE CPA P.C.]

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

State-Line Bark & Mulch, Inc.
Route 4, Box 630
Old Dixie Hyw 121
Folkxton, GA 31537

We have audited the accompanying balance sheets of State-Line Bark & Mulch, Inc. as of December 31, 2004 and 2003 and the related statements of income, retained earnings, and cash flows for the years then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our previous audit report dated May 3, 2005, on the 2004 and 2003 financial statements, we referred to a departure from generally accepted accounting principles because the Company carried assets and liabilities that were not owned by the company which affected the reported amounts of assets, liabilities, and net income. However, as discussed in Note D, the Company has restated its 2004 and 2003 financial statements to reflect its assets and liabilities and net income in accordance with generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of State-Line Bark & Mulch, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Zennie E Shearouse, CPA

ZENNIE E SHEAROUSE, CPA
Savannah, GA
November 9, 2005, except for Note D, as to which the
Date is January 27, 2006

State-Line Bark & Mulch, Inc.
BALANCE SHEETS

	December 31, 2004	December 31, 2003
	As Restated	As Restated
CURRENT ASSETS

Checking & Savings
Cash in Hand to Deposit	$2,855	$0
MAIN - Southeastern Bank	-22,320	23,492
OPERATING - Southeastern Bank	0	10,410
Petty Cash	200	1,543
SAVINGS - Southeastern Bank	0	11,151

Total Checking & Savings	3,055	46,596

Accounts Receivable
Accounts Receivable	271,121	443,632

Total Accounts Receivable	271,121	443,632

Other Current Assets
Due From Mulch Masters	34,006	47,732
Inventory	304,077	120,000
Organization Costs	51	51

Total Other Current Assets	338,134	167,783

Total Current Assets	612,310	658,011

PROPERTY AND EQUIPMENT
Furniture & Fixtures	3,355	3,355
Machinery & Equipment	979,072	817,722
Vehicles	21,958	57,665
Accum Deprec - F & F	-2,921	-2,620
Accum Deprec - M & E	-695,159	-611,130
Accum Deprec - Vehicles	-17,595	-51,464

Total Property and Equipment	288,710	213,528

TOTAL ASSETS	$901,020	$871,539

See accompanying notes and accountant’s report

1

State-Line Bark & Mulch, Inc.
BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 31, 2004	December 31, 2003
	As Restated	As Restated
CURRENT LIABILITIES

Accounts Payable
Accounts Payable	$89,926	$433,902
Bank Overdarft	21,306	0

Total Accounts Payable	111,232	433,902

Other Current Liabilities
Line Of Credit-Bank Of America	193,388	193,508
Line of Credit-BB&T	0	55,868
LOC - Southeastern Bank	40,000	40,000
Sales Tax Payable	581	722

Total Other Current Liabilities	233,969	290,098

Total Current Liabilities	323,897	723,999

LONG-TERM LIABILITIES
Lease Payable-Delange-Nissan	25,016	0
Note Payable-Southeastern Bank	0	25,641
Notes Payable-Associates Volvo	0	8,884
Notes Payable-BOA-Bagging Line	31,162	49,115
Notes Payable-Dye Machine	30,777	57,320
Notes Payable-Stockholder	30,000	0
Notes Payable - Northern - Mixe	19,454	0
Notes Payable-CIT-Volvo Loader	93,230	0
Notes Payable-Toyota Financial	16,733	0

Total Long Term Liabilities	246,372	140,961

Total Liabilities	591,573	864,960

STOCKHOLDERS’ EQUITY
Common Stock	10,000	10,000
Distributions to Stockholders	-36,500	-500
Retained Earnings	-2,921	-59,180
Net Income	338,866	56,260

Total Stockholders’ Equity	309,447	6,579

TOTAL LIABILITIES & STOCKHOL…	$879,714	$871,539

See accompanying notes and accountant’s report

2

State-Line Bark & Mulch, Inc.
STATEMENT OF RETAINED EARNINGS
Twelve Months Ended December 31, 2004 and 2003

	Dec 31, 2004	Dec 31, 2003
	As Restated	As Restated
Retained Earnings At Beginning of Period	$-3421	$-59,180

Net Income (Loss)	338,868	56,259
Subtotal	335,447	-2,921
Less: Distributions to Stockholders	-36,000	-500
Retained Earnings At End of Period	$299,447	$-3,421

See accompanying notes and accountant’s report

1

State-Line Bark & Mulch, Inc.
STATEMENT OF INCOME

	12 Months Ended Dec. 31, 2004	12 Months Ended Dec. 31, 2003
	As Restated	As Restated

Revenue
Bag Sales	$2,232,467	$1,733,304
Bulk Sales	1,008,568	1,421,443
Delivery Income	0	325
Nursery Sales	0	11,610
Over/Under Payments	2,039	420
Returned Checks	-8,035	-1,418
Sales Discounts	-2,366	-4,609
Unload Charge Income	0	212

Total Revenue	$3,232,673	$3,161,287

Cost of Goods Sold
Delivery	$216,779	$203,665
Depreciation Exp-Production	84,450	78,618
Freight In	55,246	158,010
Purchase Discounts	1,758	221
Purchases	$1,246,513	$1,532,534

Total Cost of Goods Sold	$1,604,746	$1,973,048

Gross Profit	$1,627,927	$1,188,239

Operating Expenses
Advertising	$1,332	$2,597
Auto Expense	0	45
Bad Debts	2,413	1,992
Bank Charges	3,982	1,866
Commissions	18,095	38,134
Contract Labor-Staff Leasing	700,967	534,187
Depreciation	1,718	3,202
Dues And Subscriptions	2,704	9,171
Equipment Rental	2,257	1,170
Fuel Expense	87,447	70,309
Insurance - Liability	17,394	13,286
Insurance - Medical	175	11
Interest Expense	69,602	10,018
Janitorial	0	30
Leased Equipment	6,673	27,856
Leased Vehicles	8,569	8,610
Office Supplies Expense	4,288	3,772

See accompanying notes and accountant’s report

1

State-Line Bark & Mulch, Inc.
STATEMENT OF INCOME

	12 Months Ended Dec. 31, 2004	12 Months Ended Dec. 31, 2003
	As Restated	As Restated

Outside Services	0	300
Postage And Freight	3,335	3,421
Professional Fees	7,336	8,531
Rent	41,999	42,001
Repairs And Maintenance	199,015	243,461
Storage Expense	4	0
Supplies	68,172	76,679
Taxes And Licenses	13,951	3,636
Telephone	10,845	13,274
Trade Show Expense	850	0
Utilities	16,046	14,476

Total Operating Expense	$1,289,169	$1,132,035

Operating Income	$338,758	$56,204

Other Income
Interest	$110	$55

Total Other Income	$110	$55

Net Income	338,866	56,259

See accompanying notes and accountant’s report

2

State-Line Bark & Mulch, Inc.
STATEMENT OF CASH FLOWS
Twelve Months Ended December 31, 2004 and 2003

	12 Months Ended Dec. 31, 2004	12 Months Ended Dec. 31, 2003
	As Restated	As Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$338,868	$56,259
Adjustments to reconcile Net Income to net Cash
(Increase) Decrease in:
Accounts Receivable	172,511	-165,066
Due from Mulch Masters	13,726	53,061
Inventory	-184,077	100,000
Organization Costs	0	-15
(Increase) Decrease in:
Accounts Payable	-343,976	91,445
Bank Overdraft	21,306	0
Line Of Credit-Bank Of America	-120	-5,375
Line of credit-BB&T	-55,868	-27,724
LOC - Southeastern Bank	0	40,000
Sales Tax Payable	-141	-4,469

Total Adjustments	-376,639	81,857

Net Cash Provided By (Used In) Operating Activities	-37,771	138,116

CASH FLOWS FROM INVESTING ACTIVITIES
Machinery & Equipment	-161,350	-98,522
Vehicles	35,707	0
Accum Deprec - F & F	301	2,620
Accum Deprec - M & E	84,029	128,180
Accum Deprec - Vehiles	-33,869	4,020

Net Cash Provided By (Used In) Investing Activities	-75,182	36,298

CASH FLOWS FROM FINANCING ACTIVITIES
Lease Payable-Delange-Nissan	25,016	0
Note Payable-Southeastern Bank	-25,641	-22,469
Notes Payable-Associates Volvo	-8,884	-21,096
Notes Payable-BOA-Bagging Line	-17,953	-57,355
Notes Payable-Dye Machine	-26,543	-23,362
Notes Payable-Stockholder	30,000	0
Notes Payable - Northern - Mixe	19,454	0
Notes Payable-CIT-Volvo Loader	93,230	0
Notes Payable-Toyota Financial	16,733	0
Distributions To Stockholders	-36,000	-500
Retained Earnings	0	-14,278

Net Cash Provided By (Used In) Financing Activities	$69,412	$-139,060

See accompanying notes and accountant’s report

1

State-Line Bark & Mulch, Inc.
STATEMENT OF CASH FLOWS
Twelve Months Ended December 31, 2004 and 2003

12 Months Ended Dec. 31, 2004	12 Months Ended Dec. 31, 2003
As Restated	As Restated

NET INCREASE (DECREASE) IN CASH	$-43,541	$35,354

CASH AT BEGINNING OF PERIOD	46,596	11,242

CASH AT END OF PERIOD	$3,055	$46,596

See accompanying notes and accountant’s report
2

STATE LINE BARK & MULCH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of State Line Bark & Mulch, Inc. is presented to assist in the understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Industry and Nature of Operations

State Line Bark and Mulch, Inc. (SLB&M), is a manufacturing and distribution company for premium cypress and pine mulch and chips, and composted and potting soil. SLB&M was incorporated on January 1, 2001. The Company is controlled and owned by Mr. Richard Stewart and Mrs. Dana Lisa Stewart and is located in Folkston, Georgia. The Company is established on 34.71 acres leased from stockholder’s company Mulch Masters Inc and is located in the middle of a forest of cypress and pine trees. The Company consists of one (1) manufacturing premise and one (1) administrative office also leased from the stockholder’s company Mulch Masters, Inc. The distribution center is located in the mill.

Industry: The Company is primarily in the business of manufacture and sale of cypress and pine mulch and chips, and composted and potting soil. The operation is conducted from Folkston, Georgia. The Company’s principal suppliers are established around the mill. It markets to Puerto Rico and USA. The land has approximately 9 acres of contamination. This piece of land is demarcated.

Management: The Stewarts are the principal officers of the Company and responsible for dealing with major suppliers, brokers and customers. There is a general Manager in charge of the daily operation of the Plant.

Revenue Transactions: Customers are located in the USA and Puerto Rico. The terms of sales are 30 days, net, principally. The Company recognizes sales upon shipment of merchandise to the customer. The Company uses the accrual accounting method for recording the sales.

Purchase Transactions: The Company’s major suppliers are the Timber Companies and related producers of logs. Payment terms fluctuate from 5 days to 30 days, net.

STATE LINE BARK & MULCH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Payroll Transactions: The employee count for the Company is thirty (30). The employees are leased from an external company (Paycheck) as follows: one (1) General Manager; three (3) administrative clerks; two (2) Plant supervisors; two (2) mechanics; and, twenty-two (22) labor workers. This personnel is not considered Company’s employees but instead, leased employees.

Inventory: The inventory is composed of:
I.	Logs
2.	Cypress & Pine Mulch
3.	Bark
4.	Composted
5.	Potting Soil

Inventories of material are stated at cost. The inventory cost does not include an allocation of direct labor and overhead costs. The inventory’s physical count is performed as of year end.

Property Plant & Equipment: Property and Equipment are carried at cost. Depreciation of property and equipment is provided using 200% double declining method for financial reporting purposes rates based on the following estimated useful lives.

Years
Machinery & Equipment	7
Vehicles	5
Furniture & Fixtures	7

Other Current Assets: Due From Mulch Masters, inc. is an aggregate of due to and due from Mulch Masters, Inc. in the normal operations of business.

Income Taxes: All tax effects of the Sub Chapter S Corporation’s income or loss are passed to the stockholders individually; thus, this statement includes no income tax expenses or benefit for the corporation.

STATE LINE BARK & MULCH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Liabilities & Long Term Debt:

Current Liabilities include:
A line of credit with Bank of America which originated October 25, 2000. Interest is rate expensed with a variable rate of 1% above prime with a total credit line available of $200,000.

A line of credit with BB&T Bank which originated December 2001. Interest rate expensed with a variable rate of 1% above prime with a total credit line available of $150,000.

A line of credit with Southeastern Bank which originated May 2003. Interest rate expense variable at prime with a total credit line available of $ 50,000.

Long-term Debt consists of:

Note payable to Delange Nissian Forklift, secured by forklift (lease purchase) original terms are, principal $14,315.50, payable in 60 payments of $368.45 beginning February 25, 2004.

Note payable to Bank of America, secured by bagging line equipment. Original terms are principal of $177,705 payable in 60 payments of $3, 850.37, interest rate 10.75%.

Notes payable to Citi Capital secured by dye machine Original terms are principal of $83,812 payable in 36 payments of $2,564.71, interest rate of 6.3% beginning December 2002.

Notes payable to Toyota Financial, secured by forklift. Original terms are principal of $15,542 payable in 48 payments of $323.80 beginning July 2001.

Due To Mulch Masters, Inc. is an aggregate of due to and due from Mulch Masters, Inc. in the normal operations of business.

Common Stock: The Company has authorized and issued 10,000 shares of $1 par value common, stock. All stock is solely owned by the Stewarts.

STATE LINE BARK & MULCH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE B- RELATED PARTY TRANSACTIONS

The stockholders, the Richard K and Dana Lisa Stewart, (the Stewarts) own a 100% interest in Mulch Masters Inc. that is a customer of State Line Bark and Mulch, Inc. Mulch Masters Inc. providing 16.81% of total revenues in the year 2004 and 18.55% of total revenues in the year 2003.

State Line Bark & Mulch Inc. has its base of operations utilizing land and building which are leased from Mulch Masters, Inc. which is 100% owned by the stockholders of State Line Bark & Mulch, Inc., Richard & Lisa Stewart. These financial statements reflect an average rent payable to Mulch Masters, Inc. in the amount of approximately $42,000 per year for the use of the land and building.

The Stockholders, Richard & Lisa Stewart loaned State Line Bark & Mulch, Inc. $30,000 December 30, 2004 and were repaid the debt as consequence of the sale of assets to Margo State Line, Inc. No interest was accrued for the year 2004.

NOTE C- SUBSEQUENT EVENTS:

On February 16, 2005, Margo State Line, Inc., a Florida Corporation, acquired substantially all the assets and assumed certain liabilities of State-Line Bark & Mulch, Inc., pursuant to asset purchase agreement. Margo State Line, Inc. is a wholly-owned subsidiary of Margo Caribe, Inc., a Puerto Rico Corporation. As of this purchase Sate Line Bark & Mulch., Inc. has discontinuing operations.

Other Information pertaining to Sale of assets: The aggregate purchase price, which includes the land and building leased from the stockholder’s company Mulch Masters, Inc., was $2,600,000 plus the liabilities assumed of $690,186. Out of the total purchase price, Margo State Line, Inc. has deposited $100,000 in an escrow account to cover any contingencies (specifically relating to the land and building referred to above) and expenses which pertain to the purchase agreements. As of this report date the entire purchase price has been paid to the Stewarts, and or Mulch Masters, Inc with the exception of $50,000 remaining in escrow which is expected to be disbursed in February of 2006.

STATE LINE BARK & MULCH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE D - RESTATEMENT OF FINANCIAL STATEMENTS January 20, 2006

The financial statements issued May 3, 2005 referred to a departure from GAAP which consisted of the management of the company State line Bark & Mulch, Inc. erroneously electing to historically carry as an asset a building and land with an adjusted cost basis of $240,000 and the related Notes Payable- Franklin balances as December 31, 2004 of $55,624 and December 31, 2003 of $76,472 as an asset and liability of State Line Bark and Mulch Inc. The assets and liabilities referred to above were actually the legal property of Mulch Masters, Inc., a related party (See Note B.) Originally State Line Bark and Mulch was a company which developed and operated under Mulch Masters, Inc. and then incorporated separately in the year 2001. However, the company State Line Bark and Mulch Inc has restated its 2003 and 2004 financial statements to correct the aforementioned error and to be conformity with generally accepted accounting principles.

The restated financial statements also reflected a correction in the classification of an overdraft in the checking accounts with Southeastern Bank in the amount of $21,306 from a negative current asset to a current liability for December 31, 2004. Also depreciation expense pertaining to production of cost of goods sold in the amounts of $84,450 for December4 31, 2004 and $78,618 for the year ended December 31, 2003 have been reclassified as Cost of Goods Sold Expense to be reflected in the gross profit calculations.

The following tables present the items that have been restated within the accompanying financial statements, as well as total assets, total liabilities, and net income.

STATE LINE BARK & MULCH INC
NOTE D (continued)
December 31, 2004

	Initial Report May 3, 2005 Dec 31, 2004	AS RESTATED January 20, 2006 Dec 31, 2004	Net Change Increase (Decrease)	Net Change Subtotals

BALANCE SHEET

Cash Main Southeastern Bank	$(21,306)	$-	$21,306
Building	200,000	0	(200,000)
Land	40,000	0	(40,000)
Accum Depr-Building	(33,546)	0	33,546
Due From Mulch Masters		34,006	34,006	(151,142)
Subtotals	185,148	34,006	(151,142)	(151,142)

Total Assets	1,052,162	901,020	(151,142)	(151,142)

Accounts Payable-Bank overdraft	0	21,306	21,306
Mortgage Payable-Franklin	55,624	0	(55,624)	(34,318)
Subtotal	55,624	21,306	(34,318)	(34,318)

Total Liabilities	625,893	591,573	(34,320)

Retained Earnings	416,269	299,447	(116,822)

Total Liabilities & Equity	$1,052,162	$901,020	$(151,142)	$(151,142)

STATEMENT OF INCOME

Cost of Goods Sold
Depreciation	$-	$84,450	$84,450

Total COGS	1,520,297	1,604,747	84,450	84,450

Gross Profit	1,712,376	1,627,927	(84,450)	(84,450)

Expenses
Depreciation	91,296	1,718	89,578
Interest Exp-Property	5,364	0	5,364
Rent Expense-Property	0	42,000	(42,000)	52,942
Subtotal	96,660	43,718	52,942	52,942

Total Expenses	1,342,113	1,289,169	(52,942)	(52,942)

Net Income	$370,374	$338,868	$(31,508)	$(31,508)

Retained Earnings Reconciliation

	From Year 2001	From Year 2002	From Year 2003	From Year 2004	Cumulative TOTAL

Rent	$44,562	$41,999	$42,001	$41,999	$170,561
Interest Expense	(20,535)	(10,622)	(6,962)	(5,364)	(43,483)
Depreciation-Building	None Taken	None Taken	(5,128)	(5,128)	(10,256)

	$24,027	$31,337	$29,911	$31,507	$116,822

STATE LINE BARK & MULCH INC
NOTE D (continued)
December 31, 2004

	Initial Report May 3, 2005 Dec 31, 2004	AS RESTATED January 20, 2006 Dec 31, 2004	Net Change Increase (Decrease)	Net Change Subtotals

BALANCE SHEET

Building	$200,000	$-	$(200,000)
Land	40,000	0	(40,000)
Accum Depr-Building	28,418	0	28,418
Due From Mulch Masters		47,732	47,732	(163,850)
Subtotals	211,582	47,732	(163,850)	(163,850)

Total Assets	1,035,390	871,539	(163,851)	(163,851)

Notes Payable Mulch Masters	2,062	0	(2,602)
Mortgage Payable-Franklin	76,472	0	(76,472)	(78,534)
Subtotal	78,534	0	(78,534)	(78,534)

Total Liabilities	943,494	864,959	(78,535)	(78,535)

Retained Earnings	81,895	(3,421)	(85,316)	(85,316)

Total Liabilities & Equity	$1,035,390	$871,539	$(163,851)	$(163,851)

STATEMENT OF INCOME

Cost of Goods Sold
Depreciation	0	78,617	78,617	78,617

Total Cost of Goods Sold	1,894,430	1,973,048	78,618	78,618

Gross Profit	1,266,856	1,188,239	(78,617)	(78,617)

Expenses
Depreciation	86,948	3,202	(83,746)
Interest Exp-Property	6,690	0	(6,960)
Rent Expense	0	42,000	42,000	(48,707)
Subtotal	93,909	45,202	(48,706)	(48,707)

Net Income	$86,169	$56,259	$(29,910)	$(29,910)

Retained Earnings Reconciliation

	From Year 2001	From Year 2002	From Year 2003	Cumulative TOTAL
Expenses
Rent	$44,562	$42,000	$42,001	$128,563
Interest Expense	-20,535	-10,622	-6,962	(38,119)
Depreciation-Building	None Taken	None Taken	-5,128	(5,128)

Retained Earnings Adjustment	$24,027	$31,378	$31,507	$85,316

Total 2003 Retained Earnings Adjustment				(85,316)

Exhibit to Comments #3 and 4

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of income for the year ended December 31, 2004, as well as the unaudited pro forma consolidated balance sheet as of December 31, 2004, were prepared to reflect the estimated effects of the acquisition of substantially all of the assets of State-Line Bark and Mulch, Inc. (“SL”) and certain other additional assets (primarily real estate) acquired from a related party of SL (collectively, the “Acquired Assets”) by Margo Caribe, Inc. (“Margo”), through a newly created wholly owned subsidiary, Margo State Line, Inc. Accordingly, the pro forma balance sheet assumes that the Acquired Assets and the liabilities assumed will be consolidated into Margo, the holding company, as required by generally accepted accounting principles, and that this acquisition occurred on December 31, 2004. Certain adjustments were made to reflect the fair value of the Acquired Assets as of the acquisition date.

The unaudited pro forma consolidated statement of income assumes that the acquisition occurred on January 1, 2004. In addition, the unaudited pro forma consolidated balance sheet was prepared to reflect the funds borrowed from a major stockholder of Margo in February 14, 2005 in connection with the acquisition. Based on all of the above, actual results may differ from those presented in the attached pro forma consolidated unaudited financial statements.

Under the purchase method of accounting, the total purchase price, as further described in Note 1 to these unaudited pro forma consolidated financial statements, is allocated to identifiable tangible and intangible assets acquired, based on their estimated fair values as of the acquisition date. Differences may arise based on the amount of net assets acquired as of December 31, 2004, the date of these pro forma financial statements, and February 16, 2005, the date of this acquisition. The related adjustments are presented in the column of adjustments and eliminations.

The unaudited pro forma financial information presented is derived from the audited financial statements of SL as of and for the year ended December 31, 2004. The unaudited pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Margo, including the notes thereto, appearing on Form 10-KSB for the year ended December 31, 2004.

The unaudited pro forma financial information does not purport to be indicative of the results of operations or financial condition that would have been reported had the events occurred on the dates indicated, nor does it purport to be indicative of the results of operations, or financial condition that may be achieved in the future.

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MARGO CARIBE, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)

	As of December 31, 2004
	(a) Margo Caribe, Inc. and Subsidiaries	(a) State Line Bark and Mulch, Inc.	(k) Other Assets Acquired / Other Liability Assumed	Adjustments and Eliminations		Pro Forma
ASSETS
Current Assets:
Cash and equivalents	$234,872	$3,055	$-	$396,945	(b)	$634,872
Restricted cash	500,000	-	-			500,000
Accounts receivable, net	2,128,901	271,121	-	(67,210)	(c)	2,332,812
Inventories	2,777,044	304,077	-	43,475	(d)	3,124,596
Due from related entity	42,479	34,006	-	(34,006)	(l)	42,479
Deferred tax asset	11,400	-	-	-		11,400
Property held for sale, net	156,455	-	-	-		156,455
Prepaid expenses and other current assets	353,610	51	-	-		353,661
Total current assets	6,204,761	612,310	-	339,204		7,156,275

Property and equipment, net	2,143,178	288,710	206,454	804,295	(e)	3,442,637
Land held for future development	1,131,127	-	-	-		1,131,127
Investment in unconsolidated subsidiary	535,099	-	-	-		535,099
Covenant not to compete	-	-	-	300,000	(f)	300,000
Goodwill	-	-	-	1,100,211	(g)	1,100,211
Other assets	126,513	-	-	-		126,513
Total assets	$10,140,678	$901,020	$206,454	$2,543,710		$13,791,862

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$-	$21,306	$-	$(21,306)	(h)	$-
Current portion of long-term debt	114,503	-	-	-		114,503
Notes payable	2,886,967	233,388	-	1,618	(i)	3,121,973
Accounts payable	1,129,067	89,926	-	52,238	(c)	1,271,231
Accrued expenses	213,922	581	-	292	(i)	214,795
Total current liabilities	4,344,459	345,201	-	32,842		4,722,502
Other liabilities	66,813	-	-	-		66,813
Long-term debt, net of current portion	67,492	246,372	55,624	(28,855)	(m)	340,633
Note payable to major stockholder	1,000,000	-	-	3,000,000	(b)	4,000,000
Total liabilities	5,478,764	591,573	55,624	3,003,987		9,129,948

Shareholders’ equity:
Preferred stock, $0.01 par value; 250,000 shares authorized, no shares issued	-	-	-	-		-
Common stock, $.001 par value; 10,000,000 shares authorized, 2,263,109 and 2,198,709 shares issued, 2,223,389 and 2,158,989 shares outstanding in 2004 and 2003, respectively	2,263	10,000	-	(10,000)	(j)	2,263
Additional paid-in capital	5,706,907	-	-	-		5,706,907
Retained earnings (deficit)	(809,043)	299,447	150,830	(450,277)	(f), (j), (l)	(809,043)
Deferred stock compensation	(141,925)	-	-	-		(141,925)
Treasury stock, 39,800 common shares, at cost	(96,288)	-	-	-		(96,288)
Total shareholders’ equity	4,661,914	309,447	-	(460,277)		4,661,914
Total liabilities and shareholders’ equity	$10,140,678	$901,020	$206,454	$2,543,710		$13,791,862

See accompanying note 3 to unaudited pro forma consolidated balance sheet.

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MARGO CARIBE, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Year ended December 31, 2004
	(a) Margo Caribe, Inc. and Subsidiaries	(a) State Line Bark and Mulch, Inc.	Adjustments and Eliminations		Pro Forma

Net sales	$8,422,531	$3,232,673	$(228,942)	(b)	$11,426,262
Cost of sales	5,859,617	1,604,746	(228,942)	(b)	7,150,972
Gross profit	2,562,914	1,627,927	-		4,190,841
Selling, general and administrative expenses	3,326,703	1,289,169	(31,636)	(e)	4,584,236
(Loss) income from operations	(763,789)	338,758	-		(393,395)
Other income (expense):
Interest income	8,062	110	-		8,172
Interest expense	(114,151)	-	(139,500)	(d)	(253,651)
Equity in earnings (losses) of unconsolidated subsidiary	110,942	-	-		110,942

Commissions from unconsolidated subsidiary	201,080	-	-		201,080
Loss from damages caused by Tropical Storm Jeanne, net	(78,020)	-	-		(78,020)
Amortization of covenant not to compete	-	-	(100,000)	(c)	(100,000)
Miscellaneous income	19,279	-	-		19,279
Total other income (expense), net	147,192	110	(239,500)		(92,198)
(Loss) income before deferred income tax benefit	(616,597)	338,868	(207,864)		(485,593)
Deferred income tax benefit	-	-	-		-
Net (loss) income	($616,597)	$338,868	$(207,864)		$(485,593)
Basic (loss) income per common share	($0.28)				($0.22)
Diluted (loss) income per common share	($0.28)				($0.22)
Weighted average shares outstanding

Basic	2,186,717				2,186,717

Diluted	2,186,717				2,186,717

See accompanying note 4 to unaudited pro forma consolidated statement of operations.

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NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Pro Forma Presentation:

On February 16, 2005, Margo State Line, Inc. (“MSL”), a wholly owned subsidiary of Margo Caribe, Inc., (“Margo”) acquired substantially all of the assets of State Line Bark and Mulch, Inc., a privately held Georgia corporation (“SL”) and certain other assets (primarily real estate) from a related party of SL, pursuant to the terms and conditions of an Asset Purchase Agreement dated February 16, 2005 (the “Agreement”). Pursuant to the terms of the Agreement, MSL acquired these assets for an aggregate consideration of approximately $2.6 million in cash and assumed liabilities amounting to approximately $690,000.

The parties also agreed that $740,000 of the purchase price will be held in two (2) escrow accounts by independent escrow agents, as security for indemnification of any claim MSL may have under the agreement. Additionally, $300,000 of the total purchase price was allocated to a non-competition agreement for a three-year period which disallows the former owners of SL from conduct a similar business, subject to certain conditions, as further discussed in the Agreement.

Under the purchase method of accounting, the total purchase price was allocated as shown in the following table to the estimated fair values (in thousands) of the assets acquired and liabilities assumed at the date of acquisition. Differences arise based on the amount of net assets acquired as of the purchase date (February 16, 2005), the date of these pro forma financial statements, and December 31, 2004. These differences arise due to the results of SL’s operations during the period between December 31, 2004 and February 16, 2005, as well as certain working capital adjustments, the repayment of long term debts, and new accounts payable that arose during the period from December 31, 2004 and the acquisition date. Also, the pro forma unaudited balance sheet presents certain adjustments to the assets and liabilities to present them as their estimated fair value as of the acquisition date, since such values were not readily available as of December 31, 2004. All such adjustments were presented in the “Eliminations and Adjustments” column in the pro forma unaudited balance sheet.

(Unaudited)
February 16, 2005

Trade receivables	$242,913
Inventories	347,552
Land	450,000
Other current assets	51
Property and equipment, net	849,459
Non-competition agreement	300,000
Goodwill	1,100,211
Total assets acquired	$3,290,186

Accounts payable	(181,168)

Accrued expenses	(871)

Notes Payable	(508,147)

Total purchase price	$2,600,000

The actual results of SL will be included in Margo consolidated financial statements beginning February 17, 2005, the day following the date of the acquisition.

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Note 2 - Pro Forma Adjustments and Eliminations:

Pro forma adjustments are necessary to reflect the purchase price, to adjust the amounts related to SL’s net tangible and intangible assets to the fair value as determined as of the acquisition date, and to reflect the amortization expense related to the non-competition agreement. Intercompany balances and transactions between Margo and SL have been also eliminated.

Note 3 - Notes to Unaudited Pro Forma Consolidated Balance Sheet:

a)	Reflects the audited balance sheets of the companies as of December 31, 2004.

b)
Reflects the cash received from a major stockholder of Margo for the total consideration paid ($2,600,000) to acquire the SL assets, plus $400,000, which were deposited in the new cash account created upon the acquisition. The $400,000 cash advance recorded as a liability, was net off $3,055 in cash on hands as of December 31, 2004 not available at the date of the acquisition.

c)
Reflects the elimination of accounts receivable and accounts payable between the respective companies, primarily related to the normal course of operations ($39,002) and an adjustment to adjust SL’s accounts receivables ($28,208) and accounts payable ($91,240) to the balances as of the acquisition date.

d)	Adjusted to reflect the inventory book balance as of the acquisition date.

e)	Adjusted to reflect fixed assets balance at its fair value as of the acquisition date.

f)	Adjusted to record the non-competition agreement as if the acquisition had occurred on December 31, 2004.

g)	Adjusted to record the goodwill resulting from the difference between the total consideration paid and the assumed liabilities; and the fair value of assets acquired as of the acquisition date.

h)	Adjusted to eliminate the bank overdraft in SL’s financial statements as of December 31, 2004 covered by former owners before the acquisition date.

i)	Adjusted to reflect balances as of acquisition date.

j)	Adjusted to reflect the elimination of the equity of SL as of December 31, 2004.

k)	Represents real estate (and the related long term debt) acquired from Mulch Masters Inc. (MMI) and SL’s stockholders, in connection with the acquisition.

l)	Adjustment of $34,006 related to an amount receivable from SL stockholders, written off prior to the acquisition date.

m)	Adjustment to reconcile Notes payable assumed upon acquisition to the balances recorded as of the acquisition date.

Note 4 - Notes to Unaudited Pro Forma Consolidated Statement of Income:

a)
Reflects the audited income statements of the companies. Certain reclassifications have been made to the historical financial statements to conform them to the presentation used for this pro forma unaudited consolidated statement of operations.

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b)	Adjusted to eliminate the revenues and cost of sales related to sales SL made to Margo during the year ended December 31, 2004.

c)	Reflects the amortization of the non-competition agreement, as shown in Note 1, for the year ended December 31, 2004.

d)	Reflects the adjustment to recognize the interest expense over the note payable to major stockholder during the year ended December 31, 2004 at prime rate.

e)
Reflects adjustments made to recognize pro-forma expenses, assuming that the acquisition date is as of January 1, 2004, consisting of the following: (i) depreciation expense over the acquired building of $5,000, (ii) interest expense over the mortgage note payable of the building for $5,364, and (iii) the elimination of the rent expense recognized within the audited financial statements of SL amounting to $42,000.

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